DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

64E

Heerlen (NL), 18 September 2007

Dutch government supports public-private partnership in biomedical materials co-initiated by DSM

Today the Dutch government announced that it will provide funding of EUR 45 million to the BioMedical Materials program (BMM) which has been initiated by DSM and the University of Maastricht. BMM is a public-private partnership in the Netherlands that focuses on research and development in the field of biomedical materials. The program has a provisional budget of EUR 90 million and will run for five years.

BMM's mission is to further strengthen the Netherlands' world-leading position in the field of biomedical materials by developing successful medical applications, obtaining intellectual property rights and publishing scientific papers. Besides DSM and the University of Maastricht, leading players in the consortium include Philips Research, Organon, Medtronic, FUJIFILM Life Science, Pharming, TNO (Dutch Organization for Applied Scientific Research) and most of the leading universities and university medical centers in the Netherlands.

Jan Zuidam, deputy chairman of DSM's Managing Board, is pleased with the government's decision to provide funding and support to this program: *"Through the consortium we will be able to benefit fully from the strong knowledge base in Dutch industry and academia. It will provide benefits to both the Dutch economy and the country's healthcare systems."*

DSM took the initiative to set up this program to support its ambitions to become a leading player in the biomedical market, which is an important element of DSM's strategy *Vision 2010 – Building on Strengths*. Steve Hartig, Vice President DSM Biomedical: *"The ambition of the BioMedical Materials program to develop biomedical materials that will achieve medical breakthroughs is fully in line with our focus on developing the medical innovations of the future. I believe that our cooperation in BMM is a way of joining forces that will help all parties involved to speed up their development time and achieve results that would be far more difficult to realize on their own."*

About BMM
BMM (the BioMedical Materials program) is a public-private partnership of the Dutch government, academia and industry that focuses on research and development in the field of biomedical materials. Over the next five years BMM aims to become a world leader in the field of biomedical materials and their use and applications in a clinical environment. The BioMedical Materials program will address four priority disease areas, each addressing specific clinical needs and specific biomedical materials breakthroughs: cardiovascular diseases (including consequences of diabetes), oncology (cancer), musculoskeletal, and nephrology. New concepts will be explored in a translational approach, where ideas will be tested from the lab up to and including the proof-of-principle, involving all partners, disciplines and areas of expertise that are required for application in a clinical environment. The clinical need for new therapies will be leading in defining the focus in the research agenda and research topics. A total of around 28 partners have committed themselves to this initiative. A full list of partners and supporters and more information on BMM can be found on www.biomedicalmaterialsprogram.nl.

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About DSM Biomedical
To meet the upcoming needs of the medical and biotech industries, DSM Biomedical builds on DSM's expertise and strengths in polymers, coating technology, materials science and life sciences. DSM's current biomedical portfolio includes hydrophilic coating technology for catheters, guidewires and stent delivery systems and Dyneema Purity®, a high performance polyethylene fiber technology, which has been developed specifically for use in medical applications, such as orthopedic implants. Furthermore, a research and development program specifically aimed at extending DSM's material portfolio for the orthopedic industry has been started. Moreover, DSM Biomedical is focusing on developing materials and systems around implantable devices for the musculoskeletal and vascular systems and drug delivery devices in musculoskeletal, vascular and ophthalmic application areas. For more information, visit www.dsmbiomedical.com.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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